SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of,	December	2010
Commission File Number	000-29898
Research In Motion Limited
(Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

            Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_______________

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

1	RESEARCH IN MOTION REPORTS THIRD QUARTER RESULTS

DOCUMENT 1

December 16, 2010

FOR IMMEDIATE RELEASE

RESEARCH IN MOTION REPORTS THIRD QUARTER RESULTS

Waterloo, ON – Research In Motion Limited (RIM) (Nasdaq: RIMM; TSX: RIM), a world leader in the mobile communications market, today reported record third quarter results for the three months ended November 27, 2010 (all figures in U.S. dollars and U.S. GAAP).

Highlights:

•	Record BlackBerry® smartphone shipments of 14.2 million grew 40% over the same quarter last year
•	Revenue grew 40% over the same quarter last year to $5.5 billion
•	Q3 Earnings per share of $1.74 were up 58% over the same quarter last year
•	Cash increased by $446 million to $2.5 billion at the end of the quarter

Q3 Results:
Revenue for the third quarter of fiscal 2011 was $5.49 billion, up 19% from $4.62 billion in the previous quarter and up 40% from $3.92 billion in the same quarter of last year. The revenue breakdown for the quarter was approximately 82% for devices, 15% for service, and 3% for software and other revenue.   During the quarter, RIM shipped approximately 14.2 million devices.

Approximately 5.1 million net new BlackBerry® subscriber accounts were added in the quarter.  At the end of the quarter, the total BlackBerry subscriber account base was over 55 million.

"We are pleased to report another record quarter with strong growth in shipments of BlackBerry smartphones leading to record revenue, subscriber additions and earnings. RIM’s business continues to grow and diversify as BlackBerry adoption accelerates in markets around the world," said Jim Balsillie, Co-CEO at Research In Motion. "With strong results and momentum from our recent product introductions, as well as growing excitement from our partners and customers around upcoming smartphone, tablet, software and service offerings, we are setting the stage for continuing success."

The Company’s net income for the quarter was $911.1 million, or $1.74 per share diluted, compared with net income of $796.7 million, or $1.46 per share diluted, in the prior quarter and net income of $628.4 million, or $1.10 per share diluted, in the same quarter last year.

The total of cash, cash equivalents, short-term and long-term investments was $2.47 billion as of November 27, 2010, compared to $2.03 billion at the end of the previous quarter, an increase of $446 million from the prior quarter. Cash flow from operations in Q3 was approximately $975 million.  Uses of cash included capital expenditures of approximately $300 million, common share repurchases of approximately $133 million, and intangible asset purchases of approximately $45 million.

Q4 Outlook:
Revenue for the fourth quarter of fiscal 2011 ending February 26, 2011 is expected to be in the range of $5.5-$5.7 billion.  Gross margin percentage for the fourth quarter is expected to be similar to third quarter levels.  Earnings per share for the fourth quarter are expected to be in the range of $1.74-$1.80 per share diluted.

Update on RIM’s Board of Directors:
RIM announced today that its board of directors has appointed co-Chief Executive Officers Jim Balsillie and Mike Lazaridis as co-chairmen of the board. John Richardson remains as lead independent director of RIM and will continue to facilitate the functioning of the board independently of management.  The board believes these appointments, in conjunction with Mr. Richardson serving as lead independent director, represent an appropriate and effective leadership structure for RIM. RIM also announced today that Jim Estill has resigned his position as a director of RIM due to a business conflict.  RIM thanks Mr. Estill for his 13 years of service on the board.

Conference Call and Webcast
A conference call and live webcast will be held beginning at 5 pm ET, December 16, 2010, which can be accessed by dialing 800-814-4859 (North America), 416-644-3414 (outside North America). The replay of the company’s Q3 conference call can be accessed after 7 pm ET, December 16, 2010 until midnight ET, December 30, 2010.  It can be accessed by dialing 416-640-1917 and entering passcode 4310313#. The conference call will also appear on the RIM website live at 5 pm ET and will be archived at http://www.rim.com/investors/events/index.shtml.

About Research In Motion (RIM)
Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (NASDAQ: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

Media Contact: Marisa Conway Brodeur (PR Agency for RIM) (212) 336-7509 mconway@brodeur.com	Investor Contact: RIM Investor Relations (519) 888-7465 investor_relations@rim.com

###

This news release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws, including statements relating to RIM's revenue, gross margin and earnings expectations for the fourth quarter of fiscal 2011, anticipated customer demand, the diversification of RIM’s business and continued adoption of BlackBerry around the world, product initiatives and timing, and anticipated growth.  The terms and phrases “outlook”, “expect”, “continues”, “accelerates”, “look forward to”, “upcoming”, “setting the stage”, “momentum”, and similar terms and phrases are intended to identify these forward-looking statements.  Forward-looking statements are based on estimates and assumptions made by RIM in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that RIM believes are appropriate in the circumstances including but not limited to general economic conditions, product pricing levels and competitive intensity, supply constraints and new product introductions.  Many factors could cause RIM's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including, without limitation:  risks relating to RIM's intellectual property rights; RIM's ability to enhance current products and develop new products and services; risks related to delays in new product launches; risks related to competition; RIM's reliance on carrier partners, third-party manufacturers, third-party network developers and suppliers; risks relating to network disruptions and other business interruptions; risks related to RIM’s ability to manage its production facilities; security risks and risks related to encryption technology; risks related to RIM’s international operations;  and RIM’s ability to manage growth.  These risk factors and others relating to RIM are discussed in greater detail in the "Risk Factors" section of RIM's Annual Information Form, which is included in its Annual Report on Form 40-F and RIM’s MD&A (copies of which filings may be obtained at www.sedar.com or www.sec.gov).  These factors should be considered carefully, and readers should not place undue reliance on RIM's forward-looking statements.  RIM has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited.  RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries.  All other brands, product names, company names, trademarks and service marks are the properties of their respective owners.

Research In Motion Limited
Incorporated under the Laws of Ontario
(United States dollars, in thousands except per share data) (unaudited)

Consolidated Statements of Operations

	For the three months ended			For the nine months ended
	November 27, 2010	August 28, 2010	November 28, 2009	November 27, 2 010	November 28, 2009

Revenue	$5,494,501	$4,621,335	$3,924,310	$14,351,229	$10,873,512
Cost of sales	3,100,886	2,565,769	2,249,055	7,978,732	6,152,336
Gross margin	2,393,615	2,055,566	1,675,255	6,372,497	4,721,176

Gross margin %	43.6%	44.5%	42.7%	44.4%	43.4%

Operating expenses
Research and development	357,301	323,005	242,329	967,886	697,677
Selling, marketing and administration	666,086	546,077	465,717	1,695,004	1,409,756
Amortization	114,662	104,497	83,129	313,327	223,817
Litigation	-	-	-	-	163,800
	1,138,049	973,579	791,175	2,976,217	2,495,050

Income from operations	1,255,566	1,081,987	884,080	3,396,280	2,226,126

Investment income (loss) (1)	(10,787)	6,406	6,425	4,812	23,186

Income before income taxes	1,244,779	1,088,393	890,505	3,401,092	2,249,312

Provision for income taxes	333,666	291,689	262,134	924,373	502,290

Net income	$911,113	$796,704	$628,371	$2,476,719	$1,747,022

Earnings per share
Basic	$1.74	$1.46	$1.11	$4.58	$3.08
Diluted	$1.74	$1.46	$1.10	$4.56	$3.05

Weighted average number of common shares outstanding (000’s)
Basic	522,436	544,073	566,277	540,394	566,951
Diluted	524,406	546,387	570,929	543,024	572,608

Total common shares outstanding (000's)	521,776	524,463	556,913	521,776	556,913

(1) In the quarter ending November 27, 2010 Investment income (loss) reflects a charge of approximately $17 million relating to the impairment of certain investments.

Research In Motion Limited
Incorporated under the Laws of Ontario
(United States dollars, in thousands except per share data) (unaudited)

Consolidated Balance Sheets

As at	November 27, 2010	February 27, 2010

Assets
Current
Cash and cash equivalents	$1,435,437	$1,550,861
Short-term investments	340,222	360,614
Accounts receivable, net	4,100,655	2,593,742
Other receivables	239,741	206,373
Inventories	678,878	659,943
Other current assets	280,246	247,207
Deferred income tax asset	223,799	193,916
	7,298,978	5,812,656

Long-term investments	695,698	958,248
Property, plant and equipment, net	2,342,993	1,956,581
Intangible assets, net	1,372,300	1,326,363
Goodwill	375,428	150,561
	$12,085,397	$10,204,409

Liabilities
Current
Accounts payable	$1,274,887	$615,620
Accrued liabilities	2,277,761	1,638,260
Income taxes payable	187,650	95,650
Deferred revenue	89,804	67,573
Deferred income tax liability	4,282	14,674
	3,834,384	2,431,777

Deferred income tax liability	216,865	141,382
Income taxes payable	29,741	28,587
	4,080,990	2,601,746

Shareholders’ Equity
Capital stock	2,094,672	2,207,609
Treasury stock	(145,017)	(94,463)
Retained earnings	5,815,411	5,274,365
Additional paid-in capital	195,492	164,060
Accumulated other comprehensive income	43,849	51,092
	8,004,407	7,602,663
	$12,085,397	$10,204,409

Research In Motion Limited
Incorporated under the Laws of Ontario
(United States dollars, in thousands except per share data) (unaudited)

Consolidated Statements of Cash Flows
	Nine months ended November 27, 2010	Nine months ended November 28, 2009

Cash flows from operating activities
Net income	$2,476,719	$1,747,022

Adjustments to reconcile net income to net cash provided by
operating activities:
Amortization	616,524	434,766
Deferred income taxes	24,366	2,282
Income taxes payable	1,154	4,379
Stock-based compensation	52,070	41,691
Other	22,578	(2,958)
Net changes in working capital items	(188,913)	36,341
Net cash provided by operating activities	3,004,498	2,263,523

Cash flows from investing activities
Acquisition of long-term investments	(698,672)	(605,429)
Proceeds on sale or maturity of long-term investments	698,343	430,380
Acquisition of property, plant and equipment	(735,151)	(750,954)
Acquisition of intangible assets	(192,310)	(385,548)
Business acquisitions, net of cash acquired	(332,910)	(131,541)
Acquisition of short-term investments	(410,365)	(390,389)
Proceeds on sale or maturity of short-term investments	676,766	868,066
Net cash used in investing activities	(994,299)	(965,415)

Cash flows from financing activities
Issuance of common shares	17,020	24,722
Tax benefits (deficiencies) related to stock-based
compensation	(304)	2,046
Purchase of treasury stock	(59,721)	(88,813)
Common shares repurchased	(2,076,797)	(775,008)
Repayment of debt	-	(6,099)
Net cash used in financing activities	(2,119,802)	(843,152)
Effect of foreign exchange loss on cash and cash
equivalents	(5,821)	(4,193)

Net increase (decrease) in cash and cash equivalents for
the period	(115,424)	450,763

Cash and cash equivalents, beginning of the period	1,550,861	835,546
Cash and cash equivalents, end of the period	$1,435,437	$1,286,309

As at	November 27, 2010	August 28, 2010

Cash and cash equivalents	$1,435,437	$1,152,084
Short-term investments	340,222	379,648
Long-term investments	695,698	494,003
	$2,471,357	$2,025,735

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited
(Registrant)
Date:	December 16, 2010	By:	/s/ Edel Ebbs
Name: Edel Ebbs Title: Vice President, Investor Relations